Filed Pursuant to Rule 424(b)(3)
                                                             File No. 333-112359


                                  NESTOR, INC.

               Prospectus Supplement No. 3 dated December 5, 2005
                     to the Prospectus dated April 13, 2005

On December 5, 2005, we filed with the Securities and Exchange Commission the attached Current Report on Form 8-K. The attached information supplements and supersedes, in part, the information in the prospectus.

This prospectus supplement no. 3 should be read in conjunction with the prospectus and prospectus supplement no. 2, dated November 15, 2005, each of which is required to be delivered with this prospectus supplement no. 3. The prospectus is accompanied by our Annual Report on Form 10-K for the fiscal year ended December 31, 2004. You should be cautioned, however, that we recently determined that it is likely that we will have to restate our financial statements and that our financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and in prospectus summary no. 2 should not be relied upon. For more information, see "ITEM 4.02 Non-Reliance On Previously Issued Financial Statements Or A Related Audit Report Or Completed Interim Review" on page 2 of this prospectus supplement no. 3.


Investing in our common stock involves a high degree of risk. See "Risk Factors That May Affect Our Results" beginning on page 21 of prospectus supplement no. 2 for a discussion of the risks associated with our business.


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement no. 3 is truthful or complete. Any representation to the contrary is a criminal offense.

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington D.C. 20549

                                 --------------

                                    FORM 8-K

                                 --------------

                                 CURRENT REPORT

     Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                                December 1, 2005

                Date of Report (Date of earliest event reported)
                                 --------------

                                  NESTOR, INC.

             (Exact name of registrant as specified in its charter)
                                 --------------


             Delaware                  0-12965               13-3163744
             ----------------------------------------------------------
                               (Commission file number)
   (State or other jurisdiction                            (IRS employer
        of incorporation)                              identification number)

                        42 ORIENTAL STREET; THIRD FLOOR

                         PROVIDENCE, RHODE ISLAND 02908
                         ------------------------------
                    (Address of principal executive offices)


                                 (401) 274-5658
                                 --------------
              (Registrant's telephone number, including area code)


                                 Not Applicable
                                 --------------
          (Former name or former address if changed since last report)
                                 --------------

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):



    ...Written communications pursuant to Rule 425 under the Securities Act (17
       CFR 230.425)


    ...Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17
       CFR 240.14a-12)


    ...Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))


    ...Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 4.02 NON-RELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS OR A RELATED AUDIT REPORT OR COMPLETED INTERIM REVIEW.

On December 1, 2005, Nestor, Inc. ("the Company"), as part of its analysis of comments made by the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") during the Staff's review of a registration statement filed by the Company, determined that it is likely that the Company will have to restate its financial statements for the years ended December 31, 2003 and 2004 and the periods ended September 30, 2003, March 31, 2004, June 30, 2004, September 30, 2004, March 31, 2005, June 30, 2005 and September 30, 2005, and that those financial statements should not be relied upon.

Until the Company has either restated and reissued its results for the applicable periods or determined that no such restatement and reissue is warranted, investors, potential investors and other readers of the Company's SEC filings are cautioned not to rely on the Company's financial statements for the years ended December 31, 2003 and 2004 and periods ended September 30, 2003, March 31, 2004, June 30, 2004, September 30, 2004, March 31, 2005, June 30, 2005
and September 30, 2005, to the extent they are affected by the accounting issues described in this report. The accounting issues described in this Report will affect the Company's Balance Sheets, Statements of Operations, and Statements of Cash Flows, but should not affect net change in cash and cash equivalents for the relevant quarters in 2003, 2004 and 2005 or the years ended December 31, 2003 and 2004.

The Company cautions that its analysis of the accounting issues described in this Report and its discussions with the SEC Staff are ongoing, as a result of which there can be no assurance that the adjustments described in this Report will be the final adjustments that the Company determines are required. The Company intends to file its amended financial statements with the SEC as soon as possible after the completion of its analysis of the accounting issues described in this Report and its discussions with the Staff. The authorized officers of the Company and a special subcommittee of the Audit Committee of the Board of Directors (the "Special Committee") have discussed with the Company's independent registered public accounting firm the matters disclosed in this Report. The Special Committee has approved the filing of this Form 8-K. TREATMENT OF CONVERTIBLE DEBT

The Company has from time to time issued convertible debt instruments. In each of 2003, 2004 and 2005, the Company issued a promissory note to Laurus Master Fund, Ltd. (respectively, the "2003 Laurus Note," the "2004 Laurus Note" and the "2005 Laurus Note," and collectively, the "Laurus Notes"). The 2003 and 2004 Laurus Notes have been retired. In 2004, the Company also issued a series of promissory notes to accredited investors (the "Senior Notes" and with the Laurus Notes, the "Notes"). The Notes were or are convertible into shares of the Company's common stock. We also issued warrants to Laurus in connection with the 2003 and 2005 Laurus Notes and to third parties in connection with the 2003 Laurus Notes and the Senior Notes.

During its review of the Company's registration statement, the Staff initiated discussions with the Company about the Company's accounting for the Notes and the associated warrants including discussions regarding the method used to account for the Notes and associated warrants, including whether (i) the Notes were or are conventional convertible debt, (ii) the Notes' contained conversion features that were or are "beneficial conversion features" that should be accounted for under EITF 98-5 and EITF 00-27, or were or are derivatives embedded in the Notes requiring bifurcation under EITF 00-19 that should be accounted for under SFAS 133, (iii) the associated warrants should be accounted for as liabilities and (iv) there were or are other embedded derivatives in the Notes requiring bifurcation under EITF 00-19 that should be accounted for under SFAS 133.

As a result of these discussions with the SEC Staff and the Company's ongoing analysis of the Notes, the Company has preliminarily determined that it is likely that the Notes were or are not conventional convertible debt. If the Notes were or are not conventional convertible debt, the associated warrants and any beneficial conversion features that were previously recorded as additional paid-in capital and a corresponding discount (reduction) to the note payable would be eliminated from the balance sheet and the amortization of the warrant and beneficial conversion features values would be eliminated from results of operation. Those warrants and any other embedded derivatives in the Notes requiring bifurcation under EITF 00-19 would be accounted for as liabilities and valued by being marked to market at each balance sheet date under SFAS 133 and the corresponding gain or loss in value would be recorded in our statement of operation as additional financing costs, which could have a material effect on our future financial position, results of operations and earnings per share. This change in accounting for the Notes may have a material impact on the financial position, the results of operations and earnings per share for the relevant quarters in 2003, 2004 and 2005, and the years ended December 31, 2003 and 2004. To determine the magnitude of the effects of this change in accounting, the Company must first identify which components of the Notes constitute embedded derivatives and the proper accounting treatment for those components and then determine valuations for those components. The Company intends to retain accounting and valuation experts to assist with those steps. Until such identification and valuation is completed, the Company cannot determine the magnitude of any required restatement or estimate the future effects of this change in accounting.


TREATMENT OF PRODUCT SALES

During that same review of our registration statement, the Staff also initiated discussions with us about our accounting for revenue recognized as product sales under a sales type lease. The Staff raised the question whether the revenue for our product sale should be accounted for under EITF 00-21 and possibly be recognized ratably over the term of the lease, approximately 36 months, rather than as a sales type lease and recognized on the various delivery dates. We are still assessing the applicability of the accounting principles that the Staff has cited regarding revenue recognized for these product sales. Based on our analysis to date, we believe that we properly accounted for the revenue as a sales type lease and that no restatement of our financial statements is required because of this issue. If we were to conclude that EITF 00-21 would apply, then we would have to restate our Balance Sheets, Statements of Operations, and Statements of Cash Flows, but the restatement should not affect net change in cash and cash equivalents. We estimate that would we have to restate our Statements of Operations, it would be affected in the approximate amounts as follows:

For the Year Ended December 31, 2004 (in thousands)


                                    As
                                previously
                                 reported     Adjustments    As restated
                                ----------    -----------    -----------

          Revenue                 $ 6,035       $ (260)        $ 5,775

          Gross profit              2,103         (125)          1,978

          Loss from operations     (4,647)        (125)         (4,772)

          Net loss                $(4,473)      $ (125)        $ 4,598)



For the Nine Months Ended September 30, 2005 (in thousands)


                                    As
                                previously
                                 reported     Adjustments    As restated
                                ----------    -----------    -----------

          Revenue                 $ 6,180       $ (980)        $ 5,200

          Gross profit              1,962         (201)          1,761

          Loss from operations     (6,664)        (201)         (6,865)

          Net loss                $(7,027)      $ (201)        $(7,228)

Additionally, because of the affects of these adjustments, we expect that we would defer approximately $1,240,000 in revenue and $326,000 in gross profit, and recognize these amounts ratably monthly over approximately the next 18 months.

TREATMENT OF UNBILLED REVENUE

During that same review of our registration statement, the Staff also initiated discussions with us about our accounting for unbilled revenue. For some contracts where we receive a per citation fee and record unbilled contract revenue, management estimates the percentage of citations that are expected to be collected and recognizes revenue based thereon when the citations are issued. The Staff raised the question as to whether the revenue should be recognized when the citations are collected rather than issued, referring to SAB Topic 13.A.4.d. Based on consideration of that SAB, we have decided to change our accounting policy and recognize revenue for those contracts where we receive a per "paid" citation fee when the citation is collected, rather than our present policy of recognizing revenue using a historical based management estimate of collected citation revenue when the citations are issued. We are still analyzing the adjustment necessary for this accounting policy change; however, we estimate that our financial statements would be adjusted in the approximate amounts for each of the respective periods by a reduction of revenue and gross profit, and an increase in loss from operations and net loss as follows:



                       In thousands                          (A)
                       ------------                          ----

            For the Nine Months Ended September 30, 2005    $ 84

            For the Years Ended December 31,

               2004                                         $(59)

               2003                                         $ 64

               2002                                         $ 95



(A) Decrease (increase) in revenue and gross profit, and increase (decrease) in loss from operations and net loss.

On a going-forward basis, we do not believe that this change in accounting policy will have a material effect on our results of operations, financial position or cash flows.


ITEM 7.01 REGULATION FD DISCLOSURE.

Nestor, Inc. plans to conduct a series of informational meetings at which it may discuss certain previously nonpublic information that may be deemed material and is furnishing the following information in order to comply with the provisions of Regulation FD.

CROSSINGGUARD RED LIGHT ENFORCEMENT

As of November 15, 2005, we had 169 CrossingGuard red light enforcement approaches installed and operational, exclusive of 14 installed approaches located in two cities in Virginia, where automated red light enforcement has been prohibited since June 30, 2005 because of an expired state statute. An additional 128 CrossingGuard red light enforcement approaches were authorized under existing contracts as of that date. There can be no assurance that all approaches authorized under existing contracts will ultimately be installed; excluded from the balance are 20 approaches which we believe are highly unlikely to be installed despite the authorizing contract.

We expect to spend approximately $2.5 million to $3.0 million on CrossingGuard installations during the first quarter of 2006.

SPEED PRODUCTS

Four of our PoliScanSpeed automated speed enforcement units have been deployed in the City of Akron, Ohio in order to provide more consistent enforcement of speed limits in targeted areas throughout Akron. Our agreement with Akron expires in February 2006 and automatically renews on a month to month basis thereafter, unless Akron terminates the agreement on at least 30 days' prior written notice.

PoliScanSpeed, an automated system for digital speed detection and recording, is the only multi-lane, bi-directional, scanning LIDAR mobile speed enforcement system in the industry. PoliScanSpeed uses technology developed by Vitronic Machine Vision Ltd. We have exclusive marketing rights to PoliScanSpeed in North America. PoliScanSpeed simultaneously captures multiple vehicles in multiple lanes and in bi-directional traffic, a distinct advantage over traditional radar or LIDAR systems limited to one lane, one direction or one car at a time. The laser-based system scans a 45 degree arc 100 times per second, recording the speed, vehicle classification (motorcycle, car or truck) and distance between vehicles, to create a three-dimensional image of all vehicles in the coverage area. The system uses a high-resolution digital camera for documentation of the speeding violation, including pictures of the license plate, an overview picture specifically identifying the speeding vehicle, and a photo of the driver where required. Detecting all vehicles in all lanes simultaneously avoids the ambiguity and measuring errors that are more common among our competitors' systems, allowing many more speed violations to be recorded and prosecuted. Our most popular PoliScanSpeed application is our Mobile Speed Unit, which is a self-contained violation capture and processing center all in one. Other applications include SUV mount, tripod mount and our ruggedized transportable unit.

We also offer a fixed site speed camera system. This "Speed On Green" fixed site camera system can either be coupled with our CrossingGuard red light enforcement system or installed on a stand-alone basis. The system will deliver video evidence of vehicles speeding with advanced nonintrusive, performance similar to our CrossingGuard systems. It is designed to allow for upgrading CrossingGuard installations to enable dual red-and-speed intersection monitoring. Our fixed speed solution uses two independent speed detection sensors to cross-reference and verify a vehicle's speed, a feature that we believe is unique to our product. Our contract with Davenport, Iowa calls for all red light approaches to be upgraded to capture speeding violations as well. The contract currently specifies five approaches, but Davenport has requested that three additional approaches be added.

We provide back office processing services for the PoliScanSpeed roadside system using our proprietary software solution called Citation Composer. These processing services include obtaining data from the PoliScanSpeed roadside system, reviewing the data, preparing the citations and evidence packages and tracking final resolution of the citations. Citation Composer supports the necessary interfaces with state departments of motor vehicles, local police departments and court systems to facilitate review and approval of citations, court scheduling, providing evidence packages and tracking payment and resolution of the citations. By coupling PoliScanSpeed equipment with Citation Composer, our proprietary citation preparation and processing software, we provide fully integrated, turnkey red light and speed enforcement solutions.

Because the PoliScanSpeed system covers all vehicles in all lanes, we can generate, in some cases, double the number of issued speed citations than our competition on multi-lane or bi-directional roads. Due to the generally higher incidence of speeders compared to red light violators, coupled with the higher per ticket revenue associated with speeding over red light infractions, we expect our speed enforcement product line to generate higher revenue and gross profit margins than our red light products and services. Accordingly, we expect that:


* each of our Mobile Speed Units will generate up to twenty times more citations per day, operating approximately 200 days per year, than each approach of our CrossingGuard red light enforcement systems, which generate an average of approximately five citations per day, operating approximately 365 days per year;

* revenue per Mobile Speed Unit will be approximately seven times the revenue per CrossingGuard approach; and

* cost of sales for Mobile Speed Units will be approximately half that of CrossingGuard approaches.

We estimate that once in regular production, the initial cost for a Mobile Speed Unit will be approximately $90,000 compared to an average of approximately $66,000 for a CrossingGuard approach.

Statements in this Current Report about future expectations, plans and prospects for Nestor, including statements containing the words "may," "believe," "expect," "estimate," "will," and similar expressions, constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. We may not achieve the plans, intentions or expectations disclosed in our forward-looking statements and investors should not place undue reliance on our forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including: the conclusion of our analysis of accounting issues addressed in this Report, market acceptance of our products, competition, patent protection of our technology, and other factors discussed in "Risk Factors That May Affect Our Results" in our most recent Quarterly Report on Form 10-Q filed with the SEC. Investors are advised to read Nestor's Annual Report on Form 10-K and quarterly reports on Form 10-Q. The forward-looking statements included in this Report represent our current views and we specifically disclaim any obligation to update these forward-looking statements in the future.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        NESTOR, INC.

                                        (Registrant)

                                        By:/s/ Harold A. Joannidi
                                           -------------------------------------
                                           Harold A. Joannidi
                                           Treasurer and Chief Financial Officer

Dated: December 2, 2005